EXHIBIT 99.1

Brookfield Asset Management Announces Appointment of Hutham Olayan to Board of Directors

BROOKFIELD NEWS, Jan. 05, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield” or the “Corporation”) (TSX: BAM.A, NYSE: BAM) announced today the appointment of Hutham Olayan to its board of directors. Ms. Olayan is Chair of The Olayan Group, a multinational investment enterprise as well as a leading operator of businesses in Saudi Arabia, where the group originated in 1947. Ms. Olayan has decades of experience as a long-term investor in various asset classes in global markets.

Frank McKenna, Chair of the Board of Directors of Brookfield, stated, “We are thrilled to welcome Ms. Olayan to Brookfield. As an accomplished business leader and skilled director, she brings vast knowledge and significant experience in international business to the board of directors.” Mr. McKenna continued, “Ms. Olayan’s appointment furthers our strong commitment to diversity throughout Brookfield and brings the number of our female directors to six, which constitutes – I am very pleased to be able to say – a majority of our independent directors.”

Brookfield Asset Management Inc. Brookfield Asset Management is a leading global alternative asset manager with approximately US$575 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please contact:

Media	Investor Relations
Claire Holland Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Linda Northwood Tel: +1 416 359 8647 Email: linda.northwood@brookfield.com